SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No       ☒

Announcement  |  Lisbon  |  29 May 2015

Portugal Telecom’s Annual General Meeting of Shareholders

Portugal Telecom, SGPS, S.A. (“PT SGPS”) announces that the Annual General Meeting of Shareholders held this afternoon has approved the following proposals, in accordance with the items on the agenda:

•                                          Approval of the management reports, balance sheets and accounts, individual and consolidated, for the year 2014.

•                                          Approval of the transfer of the net loss for the year ended on December 31, 2014, in the amount of 175,082,979 Euros, to retained earnings.

•                                          Ratification of the approval of the members of the Board of Directors Rolando António Durão Ferreira de Oliveira, Francisco Ravara Cary, Marco Norci Schroeder, Eurico de Jesus Teles Neto, Jorge Telmo Maria Freire Cardoso and João Manuel Pisco de Castro for the remaining of the three-year period 2012-2014 term office.

•                                          Ratification of the appointment of the Director Alfredo Jose Silva de Oliveira Baptista as member of the Audit Committee for the remainder of the three-year period 2012-2014 term office.

•                                          Ratification of the appointment of the Directors João Manuel de Mello Franco and José Guilherme Xavier de Basto, respectively, as Chairman of the Board of Directors and Chairman of the Audit Committee for the remainder of the three-year period 2012-2014 term office, respectively.

•                                          Approval of a partial amendment of the Articles of Association, including the amendment to the Company’s corporate name to Pharol, SGPS, S.A. and its registered office to Rua Carlos Alberto da Mota Pinto 17, piso 7-A, 1070-313 in Lisbon. Other approved amendments were, namely, the amendment for each share to correspond to one vote and the Company’s governance model, which will be composed by a Board of Directors and a Fiscal Council, and the creation of a Monitoring Committee.

•                                          Election of the members of the corporate bodies and of the Compensation Committee for the 2015-2017 term of office, as follows:

Board of the General Meeting of Shareholders:

Chairman: João Vieira de Almeida

Secretary: Sofia Barata

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Board of Directors:

Chairman: Luís Maria Viana Palha da Silva

Members:

Francisco Ravara Cary

João do Passo Vicente Ribeiro

João Manuel Pisco de Castro

Jorge Freire Cardoso

José Mauro Mettrau Carneiro da Cunha

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Pedro Zañartu Gubert Morais Leitão

Rafael Luis Mora Funes

Ricardo Malavazi Martins

Fiscal Council:

Chairman: José Maria Rego Ribeiro da Cunha

Members:

Isabel Maria Beja Gonçalves Novo

Pedro Miguel Ribeiro de Almeida Fontes Falcão

Compensation Committee:

Álvaro Pinto Correia

António Gomes Mota

Francisco Lacerda

•                                          Election of BDO & Associados — SROC, Lda., represented by Rui Carlos Lourenço Helena, as Statutory Auditor, for the term of office of 2015-2017, and of Pedro Manuel Aleixo Dias as alternate Statutory Auditor.

•                                          Approval of the statement of the Compensation Committee on the Compensation Policy for the members of the management and supervisory bodies of the Company.

•                                          Approval of the creation of an ad hoc committee to establish the compensation of the members of the Compensation Committee, composed by André Magalhães Luiz Gomes, Bernardo Miguel Carrilho da Silva Malha, Gonçalo Faria de Carvalho and Paulo Alexandre Ramos Vasconcelos.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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